Filed by: ADVA Optical Networking SE Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: ADTRAN, Inc. (Commission File No.: 000-24612) ADVA Optical Networking SE

ADVA Optical Networking SE: Acorn HoldCo, Inc. reaches minimum acceptance threshold for its public exchange offer to all shareholders of ADVA Optical Networking SE

Munich, Germany. January 28, 2022. ADTRAN, Inc. today announced that by the end of the acceptance period on January 26, 2022, 24:00 hours (local time Frankfurt am Main), the voluntary public takeover offer of Acorn HoldCo, Inc. (“Bidder”) to all shareholders of ADVA Optical Networking SE (“ADVA“) has been accepted for more than 60% of all ADVA shares entitled to voting rights and existing as of October 31, 2021. The minimum acceptance threshold has therefore been reached. The final result as at the end of the acceptance period is expected to be published on January 31, 2022.

ADTRAN, Inc. and ADVA have thus reached yet another important milestone for the merger of the two companies and have come closer to their goal of creating a leading company in the field of optical transmission technology for enterprise, access and wide-area networks.

The consummation of the public exchange offer continues to be subject to closing conditions not yet fulfilled, especially foreign direct investment approval in Germany.

ADVA shareholders who have not yet tendered their shares can accept the offer within the additional acceptance period. The additional acceptance period will presumably commence on February 1, 2022, and expire on February 14, 2022, 24:00 hours (local time Frankfurt am Main). The bidder has published additional information on the offer on its website https://www.acorn-offer.com.

Disclaimer

This announcement does not constitute an offer to buy or a solicitation of an offer to sell ADVA shares. The closing conditions of the public takeover offer as well as all other terms and conditions of the public takeover offer are contained in the offer document published by Acorn HoldCo, Inc. on November 12, 2021, and in the amendment to the offer document. Investors and security holders of ADVA shares are urged to read the offer document as well as all other documents relating to the offer at https://www.acorn-offer.com, as well as the reasoned statement of ADVA’s Management Board and Supervisory Board published on ADVA’s website https://www.adva.com because they will contain important information.

To the extent any announcements in this document contain forward-looking statements, such statements do not represent facts and are characterized by the words “will,” “expect,” “believe,” “estimate,” “intend,” “aim,” “assume” or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADVA and the persons acting jointly with ADVA. Such forward-looking statements are based on current plans, estimates and forecasts, which ADVA and the persons acting jointly with ADVA have made to the best of their knowledge, but which they do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADVA or the persons acting jointly with ADVA. These expectations and forward-looking statements can turn out to be incorrect and the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.

About ADVA

ADVA is a company founded on innovation and focused on helping our customers succeed. Our technology forms the building blocks of a shared digital future and empowers networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at www.adva.com.

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ADVA Optical Networking SE, Munich, Germany

www.adva.com

For press:

Gareth Spence

t +44 1904 699 358

public-relations@adva.com

For investors:

Steven Williams

t +49 89 890 66 59 18

investor-relations@adva.com